
December 27, 2006

Mr. Clay C. Williams
Senior Vice President and Chief Financial Officer
National Oilwell Varco, Inc.
10000 Richmond Avenue
Houston, Texas 77042-4200

      **Re:    National Oilwell Varco, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2005**
              **Filed March 6, 2006**
              **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006**
              **and September 30, 2006**
              **Filed May 9, 2006, August 4, 2006 and November 3, 2006**
              **File No. 1-12317**

Dear Mr. Williams:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2005</u>

Selected Financial Data, page 26

1.      Revise your table of selected financial data to describe or cross reference any factors that materially affect the comparability of the information reflected in the selected financial data. In this regard, we note that the Varco merger occurred in 2005. Refer to Regulation S-X Item 301 and related instructions for guidance.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.      We note the amount of reported goodwill and intangible assets on your consolidated balance sheet and the associated risk factors on page 16. Include in this section a discussion of these items necessary to understanding your financial condition and the related impairment testing. Refer to Regulation S-K Item 303(a).

Critical Accounting Policies and Estimates, page 36

3.      Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:

        (a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

        (b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

        (c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

        Please refer to FRC Section 501.14 for further guidance.

Supplemental Pro Forma Comparison, page 40

4.      Please be advised that these disclosures are considered non-GAAP measures. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K. For each line item presented, the disclosures should include a reconciliation to the most directly comparable GAAP financial measure.

Consolidated Statements of Income, page 51

5.      You have presented stock based compensation as a separate line item.  The expense related to share based payment arrangements should be presented in the same lines or lines as cash compensation paid to the same employees, as discussed in Staff Accounting Bulletin Topic 14F.  Please revise this presentation accordingly.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page 56

6.      You disclose total intangible assets by segment.  Revise your footnote to provide all the disclosures require by Statement of Financial Accounting Standards (SFAS) 142, paragraphs 44-45, with regard to intangible assets.  For example, you are required to disclose amounts by major intangible asset class subject to amortization, such as customer relationships, trademarks, patents and so forth.

Valuation and Qualifying Accounts, page 74

7.      Provide a schedule of your inventory valuation allowance.

Form 10-Q for the Quarters ended March 31, June 30, and September 30, 2006

General

8.      Please revise your disclosures, as appropriate, based on our comments above.

Exhibits

9.      Include or incorporate by reference all the exhibits required by Regulation S-K Item 601 and related instructions.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief